Form C – Regulation Crowdfunding Offering Statement

A PAJ TURNERVISION PRODUCTION LLC, an Illinois Limited Liability Company
December 2025

1. Cover Page / Issuer Information

Issuer: A PAJ TURNERVISION PRODUCTION LLC
State of Formation: Illinois
Date of Formation: December 31, 2025
Address: 3417 W 83rd Street, Chicago, Il 60652
Phone: (833) 927-3449
Website: The Issuer's ongoing reports required under Regulation Crowdfunding, including annual reports on Form C, will be posted on the Issuer's website at [The Emancipation of Limits | Series | Cineblock](#) (or such successor page as the Issuer may designate). The Issuer's publicly accessible website, https://www.apajturner.com, is operated by an affiliated brand entity and is used for marketing and informational purposes only. Posting of ongoing reports on the Issuer-designated website shall satisfy the Issuer's reporting obligations under Regulation Crowdfunding.
EIN: 41-3281176

Name of Intermediary through which the Offering is Conducted: CineBlock Films, LLC
CRD No.: 327971

SEC File No.: 007-00431

CIK No.: 0001979279
EIN of Intermediary: 93-1401898

Name of qualified third party "Escrow Facilitator" which the Offering will utilize

North Capital Private Securities Corporation

Compensation to Intermediary:
The Issuer will pay the Intermediary a $3,500 onboarding fee. At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee equal to six percent (6%) of the dollar amount raised in the Offering. The Intermediary will also receive securities equal to two percent (2%) of the total number of securities sold in the Offering.

2. Offering Information

Minimum Target Offering Amount: $50,000.00
Maximum Offering Amount: $1,235,000.00
Deadline: November 26, 2026
Securities Offered: Revenue Participation Units
Price per Security: $200.00

Oversubscriptions Permitted: Permitted (first-come, first-served)

If the sum of the investment commitments equals or exceeds the Minimum Target Offering Amount of $50,000.00 prior to the deadline, the Issuer may close the Offering and the escrowed funds will be released to the Issuer. If the Minimum Target Offering Amount is not reached by the deadline, no Securities will be sold, all investment commitments will be cancelled, and all committed funds will be returned to investors.

The Offering will automatically terminate once the Maximum Offering Amount of $1,235,000.00 has been reached, and no further investment commitments will be accepted.

The Offering is structured to permit staged development and production of the series *The Emancipation of Limits* (the "Project"), with increasing production scope, quality, and market readiness achieved as additional funds are raised up to the Maximum Offering Amount. The Issuer has designed its production plan to be scalable, such that the Project may be developed, produced, and delivered in phases, beginning with initial episodes and expanding toward a full Season 1 slate as funding permits. Depending on the amount successfully raised, the Project may be produced either as an episodic serialized production or, at certain funding levels, as a feature-length motion picture adaptation based on the same underlying intellectual property. The Issuer may determine the final production format in its reasonable discretion based on available capital, production feasibility, and commercialization considerations.

All investors will receive identical Securities and economic rights regardless of the total amount raised, and the rights of investors under the Revenue Participation Agreement will not vary based on the funding tier achieved.

Security Description and Investor Returns

Revenue Participation Units. The Securities offered hereby are revenue participation units (the "Revenue Participation Units") issued pursuant to a Revenue Participation Agreement between the Issuer and each investor. The Securities do not represent equity ownership in the Issuer and do not confer any voting, management, or control rights.

Minimum Investment. The minimum investment amount in the Offering is $200, which corresponds to the purchase of one (1) Revenue Participation Unit, unless otherwise permitted by the Intermediary in accordance with the Form C.

Participation Percentage. Each investor's participation percentage (the "Participation Percentage") will be calculated by dividing (i) the dollar amount of such investor's accepted investment commitment in the Offering by (ii) the aggregate dollar amount of all accepted investment commitments in the Offering (the "Total Accepted Offering Amount"). The Participation Percentage is determined based solely on accepted investment amounts and is not affected by any fees or expenses payable by the Issuer to the Intermediary or other third parties.

Revenue Definition. Investors are entitled to receive distributions derived from Gross Revenues, defined as all cash amounts actually received by the Issuer from the distribution, licensing, exhibition, broadcast, or other exploitation of the Project currently titled *The Emancipation of Limits* (the "Project"), including advances and ancillary revenues, less only refunds, chargebacks, and amounts required to be returned to distributors or platforms.

"Permitted Deductions" consist of actual, third-party, out-of-pocket costs directly attributable to the marketing, distribution, and exploitation of the Project, including platform fees, sales agent commissions, and marketing expenses. Permitted Deductions do not include internal overhead, affiliate charges, or markups.

"Net Revenues" means Gross Revenues less Permitted Deductions.

Investor Return. Investors collectively are entitled to receive 100% of Net Revenues until each investor has received an amount equal to 125% of such investor's original investment, allocated in accordance with each investor's Participation Percentage (the "Recoupment Amount"). After investors have received the Recoupment Amount, investors shall collectively receive a share of Net Revenues derived from the Project as follows:

- 10% from Seasons 1–3
- 7.5% from Season 4
- 5% from Season 5
- 2.5% from Season 6

Participation shall be allocated pro rata among investors based on Participation Percentage.

Additionally, Investors shall collectively receive 2% of Net Revenues derived from spin-off productions based on the Project's underlying intellectual property.

Investor distributions are subordinate to production costs, marketing and distribution expenses, and third-party obligations

Payment Timing and Frequency. Distributions, if any, shall be calculated and paid on a quarterly basis, within ninety (90) days following the end of each calendar quarter in which Net Revenues are received by the Issuer. Each distribution shall be accompanied by a statement setting forth Gross Revenues, Permitted Deductions, Net Revenues, and the calculation of distributions.

Termination of Revenue Participation. The Issuer's obligation to make payments to investors shall continue for so long as the Issuer receives revenues from exploitation of the Project and related derivative works, subject to the terms of the Revenue Participation Agreement.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia,

Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR , IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

Governing Agreement; Control. The Securities are issued pursuant to, and governed in all respects by, the Revenue Participation Agreement to be entered into between the Issuer and each investor (the "Revenue Participation Agreement"). This subsection and any accompanying term sheet are summaries only. In the event of any conflict or inconsistency between this Form C (including any summaries), any term sheet, and the Revenue Participation Agreement, the Revenue Participation Agreement shall control; provided, however, that nothing herein shall be construed to modify the disclosure obligations of the Issuer under Regulation Crowdfunding.

Term Sheet Non-Binding. Any term sheet provided in connection with this Offering is provided solely as a convenience to investors and does not form part of the contract between the Issuer and any investor. Investors should review the Revenue Participation Agreement in full before making an investment decision.

3. Risk Factors

An investment in the Securities involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with the other information contained in this Form C, before deciding to invest. The risks described below are not the only risks facing the Issuer or the Project. Additional risks not presently known or currently deemed immaterial may also impair the Issuer's business, operations, or ability to make payments to investors.

Early-Stage Company; No Operating History

The Issuer is a recently formed entity that has not commenced operations or generated revenue. Accordingly, investors have limited information upon which to evaluate the Issuer's ability to execute its business plan or successfully develop, produce, and exploit the Project.

Staged Production Model and Funding Risk

The Issuer intends to develop and produce the Project in stages, beginning with initial episodes and expanding toward a full season as financing permits. If the Offering closes at or near the minimum target amount, the Project may be limited in scope, number of episodes, or production quality. There can be no assurance that additional funds will be raised or that the Project will be completed in its intended form.

Speculative Nature of Film and Television Projects

The commercial success of episodic content is highly unpredictable and depends on numerous factors beyond the Issuer's control, including audience preferences, distribution access, marketing effectiveness, critical reception, and competition. Independent projects face significant challenges in achieving distribution and sustained audience engagement.

No Guarantee of Distribution or Revenue

There is no assurance that the Project will secure distribution through streaming platforms, broadcasters, or other channels. Even if distribution is obtained, the Project may not generate meaningful revenues. Investors may receive no return on their investment.

Subordination of Investor Payments

Investor distributions are subordinate to the recovery of production costs, marketing expenses, and other third-party obligations. As a result, even if the Project generates revenue, investors may not receive payments until such costs have been fully recouped, which may significantly delay or eliminate returns.

Revenue-Based Returns Are Uncertain

Investor returns depend entirely on Net Revenues actually received by the Issuer. Revenue generation may be irregular, delayed, or minimal, and may take extended periods of time to materialize. There is no guarantee that revenues will be sufficient to return investor capital or achieve the Recoupment Amount.

Deductions Reduce Investor Returns

Distributions to investors are based on Net Revenues, which are calculated after deduction of certain third-party costs associated with the marketing, distribution, and exploitation of the Project.

Although such deductions are limited to specified categories of costs, there is no fixed cap on the amount of such deductions, and they may be substantial. As a result, the Net Revenues available for distribution to investors may be significantly reduced, which could delay or diminish investor returns.

Backend Participation May Not Be Realized

Investors are entitled to ongoing participation in profits after recoupment; however, such participation is contingent upon the Project generating revenues in excess of cost recovery and the Recoupment Amount. Many independent productions do not generate profits beyond recoupment, and investors should not assume that additional profit participation will be realized.

Spin-Off and Franchise Risks

Investors may be entitled to participate in revenues from spin-off or derivative works; however, there is no assurance that such projects will be developed, produced, or generate revenue. Franchise expansion is speculative and dependent on the success of the initial Project.

No Control, Voting, or Management Rights

Investors will have no voting rights, approval rights, or ability to influence management or creative decisions. All decisions regarding development, production, financing, and distribution will be made solely by the Issuer.

Reliance on Key Individual

The Project depends heavily on the continued involvement of the Issuer's founder, A. Paj Turner. The loss or reduced involvement of this individual could materially and adversely affect the Project.

Production and Completion Risks

The Project may not be completed on schedule or within budget. Delays, cost overruns, or operational challenges may arise due to a variety of factors, including personnel availability, logistical issues, or unforeseen events. Failure to complete the Project could result in a total loss of investor capital.

Distribution and Market Acceptance Risks

Even if completed, the Project may not achieve market acceptance or meaningful audience engagement. Independent productions face significant competition from larger, well-capitalized studios and platforms.

Priority of Third-Party Participants

Distribution arrangements may prioritize payments to distributors, sales agents, and other third parties before revenues are remitted to the Issuer. As a result, Net Revenues available for investor participation may be materially reduced.

Redemption Rights

The Revenue Participation Units are subject to optional redemption by the Company. The Company may, at any time, redeem all, but not less than all, outstanding Revenue Participation Units upon reasonable prior notice to Investors. Prior to Investors receiving their applicable recoupment amount, the redemption price would equal the unpaid portion of such recoupment amount. Following satisfaction of the applicable recoupment amount, the redemption price would equal the amount of distributions received by the applicable Investor during the trailing twelve (12) month period preceding redemption. Additional terms governing redemption are set forth in the Revenue Participation Agreement.

Illiquidity and Transfer Restrictions

The Securities are subject to a one-year transfer restriction under Regulation Crowdfunding. There is no public market for the Securities, and investors should be prepared to hold their investment indefinitely.

Limited Investor Protections

The Securities do not represent equity interests and confer no rights to Company assets, governance, or residual value. Investors are entitled only to the contractual rights set forth in the Revenue Participation Agreement.

Limited Disclosure and Reporting

The Issuer is not subject to the same reporting requirements as public companies. Although annual reports are required, such reporting may cease under certain conditions permitted by law.

Need for Additional Financing

The proceeds of this Offering may be insufficient to fully develop, produce, or distribute the Project. Additional financing may be required and may not be available on acceptable terms or at all.

Intellectual Property Risks

Disputes regarding ownership or rights in underlying intellectual property could delay or prevent production, increase costs, or limit exploitation of the Project.

Economic and Industry Risks

Changes in economic conditions, consumer behavior, or the entertainment industry may adversely affect the Project's ability to generate revenue.

Revenue Recognition and Reporting Risks

The Issuer will rely on third-party distributors and platforms to report and remit revenues. Such parties may delay payments, apply deductions or offsets, dispute amounts owed, or fail to perform. Any such issues may delay or reduce distributions to investors.

Absence of Collection Account Management System (CAM)

The Issuer does not intend to establish a third-party collection account management system. As a result, revenues will be received and administered directly by the Issuer. Investors must rely on the Issuer's internal accounting and reporting practices, which may increase the risk of discrepancies or delays in distributions.

Relationship to Governing Documents

The risks described above should be read together with the Revenue Participation Agreement. The Securities confer only the limited contractual rights expressly set forth therein.

4. Business Description

A PAJ TURNERVISION PRODUCTION LLC is an Illinois Limited Liability Company formed on December 31, 2025.

Business Overview:
A PAJ TURNERVISION PRODUCTION LLC (the "Company") is an Illinois limited liability company formed to develop, produce, and exploit original film and television content based on proprietary intellectual property.

The Company's initial project is *The Emancipation of Limits*, an episodic suspense drama series based on the book authored by its founder, A. Paj Turner. The series centers on themes of entrepreneurship, community empowerment, and the tension between legitimate and illicit economic systems, set against the backdrop of urban life.

The Company intends to produce Season 1 of the series, initially focusing on a limited number of episodes, with expansion to a full season contingent on available financing. The Company has adopted a staged production model, under which content can be developed, produced, and released in phases, allowing for scalability in both production scope and budget.

The Company is a development-stage entity and has not yet generated revenue.

Products and Services

The Company's primary business is the development, production, and commercialization of filmed entertainment content, including episodic television series, feature-length projects, derivative and franchise content.

The Company intends to monetize its content through licensing agreements with streaming platforms and distributors, digital distribution and exhibition, and ancillary rights exploitation, including merchandising and derivative works.

Over time, the Company may expand into additional content formats or related media opportunities derived from its underlying intellectual property.

Market Opportunity

The global market for streaming and on-demand content continues to expand, with increasing demand for original, culturally relevant, and character-driven storytelling. Streaming platforms and digital distributors actively seek independent content that can attract targeted audiences and differentiate their offerings.

Dramatic series grounded in authentic narratives and socially relevant themes have demonstrated the ability to resonate with audiences across both domestic and international markets. Projects that combine compelling storytelling with identifiable cultural and economic themes may be particularly attractive to niche and underserved audience segments.

The Company believes that *The Emancipation of Limits* is positioned to capitalize on this demand by delivering a narrative that blends suspense, drama, and social commentary, with potential for multi-season development and franchise expansion.

Competitive Positioning

Independent producers face significant competition from larger studios and established production companies with greater financial and marketing resources. However, independent projects may compete effectively by leveraging distinctive intellectual property, targeting specific audience segments, maintaining cost discipline, and utilizing flexible production models.

Series in the broader category of character-driven crime and economic drama have demonstrated the ability to build sustained audiences over multiple seasons. While the Project differs in its specific narrative and execution, comparable categories of content have included series such as *Snowfall* and *Power*, which illustrate the potential for serialized storytelling rooted in economic and social themes to achieve audience traction. These references are provided for illustrative purposes only and are not intended to suggest that the Project will achieve similar results.

The Company's strategy emphasizes development of original, founder-driven intellectual property, scalable production aligned with available capital, and a focus on licensing and distribution partnerships rather than direct platform ownership

By maintaining control over its underlying intellectual property and adopting a staged production approach, the Company seeks to balance creative flexibility with capital efficiency while preserving the potential for long-term value through sequels, additional seasons, and derivative works.

Target Audience

The Project is intended to appeal to audiences interested in suspense and character-driven drama, narratives centered on economic mobility and systemic challenges, and culturally grounded storytelling

The Company believes the Project may resonate with both core demographic audiences and broader viewership segments seeking compelling serialized content. However, audience reception is inherently uncertain and cannot be predicted.

Long-Term Strategy

The Company's long-term objective is to establish a pipeline of original content anchored in proprietary intellectual property, beginning with *The Emancipation of Limits*. If successful, the Company intends to expand the Project into additional seasons, spin-off content, and related media and licensing opportunities. The Company's long-term vision also includes supporting economic development initiatives within underserved communities, particularly Black communities, through future investments, partnerships, and community-oriented initiatives aligned with the themes and success of the Project. The Company further intends to recognize certain individuals and supporters who contribute to helping build this vision through commemorative acknowledgment, naming recognition, or branding associated with future community initiatives or infrastructure projects supported by the Company.

There can be no assurance that the Company will achieve these objectives or that the Project will generate sufficient revenue to support expansion.

5. Use of Proceeds

The Issuer has structured the Project using a **scalable, stage-based production model.** The following funding levels reflect the Issuer's good-faith expectations regarding the application of proceeds based on the total amount raised in the Offering. Each level builds upon the prior level, with increased production scope, quality, and market readiness as additional funds are raised.

Actual allocations may vary in the Issuer's reasonable discretion based on production needs, vendor availability, and market conditions.

Tier 1 – $50,000: Development and Proof-of-Concept

At the Minimum Target Offering Amount, the Issuer intends to:

- finalize scripts and episodic structure
- develop creative materials, including pitch decks and visual references
- initiate early casting outreach and production planning
- produce limited proof-of-concept or teaser materials, if feasible
- prepare investor and distribution-facing materials

This tier is designed to establish a foundational development package suitable for advancing the Project and supporting additional financing or production efforts.

Tier 2 – Approximately $250,000: Packaging and Pre-Production

At this level, the Issuer intends to:

- complete development of initial episodes (Episodes 1–2 or more)
- secure key creative personnel (e.g., director, producers, key cast, if available)
- conduct location scouting and production planning
- begin pre-production activities, including scheduling and budgeting
- develop marketing and audience engagement materials

This tier is intended to position the Project for initial production and/or external financing discussions.

Tier 3 – Mid-Range Funding: Initial Production Phase

At intermediate funding levels between $250,000 and the Maximum Offering Amount, the Issuer intends to:

- commence production of initial episodes
- engage cast and crew for principal photography
- secure locations, equipment, and production infrastructure
- begin post-production activities, including editing and sound design
- expand marketing, promotional, and audience development efforts

At this stage, the Project is expected to move from development into active production. Note also that at approximately $550,000 in total proceeds, the Issuer currently anticipates having sufficient capital to pivot from an episodic serialized format to production of a feature-length adaptation of the Project, if the Issuer determines such format is commercially or operationally preferable.

Tier 4 – $1,235,000: Full Production and Market-Ready Delivery

At the Maximum Offering Amount, the Issuer intends to:

- complete production of Episodes 1–4 and/or a feature-length adaptation, and if feasible, additional episodes
- fully fund cast, crew, and production operations
- complete post-production, including editing, sound design, color correction, and mastering
- develop a commercially viable final product suitable for licensing and distribution
- execute marketing, promotional campaigns, and distribution outreach
- prepare deliverables required by distributors and streaming platforms

This tier is intended to result in a market-ready product capable of being licensed to streaming platforms, distributors, or other content buyers.

General Allocation of Proceeds (Maximum Raise)

At the Maximum Offering Amount, the Issuer currently anticipates allocating proceeds approximately as follows:

- Production (cast, crew, equipment, locations): **40–50%**
- Post-production (editing, sound, finishing): **15–20%**
- Development and pre-production: **10–15%**
- Marketing and distribution preparation: **10–15%**
- Legal, compliance, and offering expenses (including intermediary fees): **10–15%**

These percentages are estimates only and may be adjusted in the Issuer's reasonable discretion.

The table reflects estimated uses of gross proceeds from the Offering; certain third-party payment processing, escrow, and compliance-related costs may be paid from proceeds in addition to, or out of, the amounts shown.

Use of Proceeds Category	$50,000 (Minimum)	%	$250,000	%	~$550,000	%	$1,235,000 (Maximum)	%
Intermediary Fees (6%)	$3,000	6%	$15,000	6%	$33,000	6%	$74,100	6%
Onboarding Fee (Fixed)	$3,500	7%	$3,500	1.4%	$3,500	0.6%	$3,500	0.3%
Legal / Compliance / Offering Costs	$3,500	7%	$12,500	5%	$22,000	4%	$50,000	4%
Development & Pre-Production	$10,000	20%	$30,000	12%	$55,000	10%	$123,500	10%
Production (Cast, Crew, Equipment, Locations)	$15,000	30%	$110,000	44%	$258,500	47%	$555,750	45%
Post-Production (Editing, Sound, Finishing)	$6,000	12%	$30,000	12%	$82,500	15%	$197,600	16%
Marketing & Distribution Preparation	$5,000	10%	$30,000	12%	$55,000	10%	$148,200	12%

Working Capital / Contingency	$4,000	8%	$19,000	7.6%	$40,500	7.4%	$82,350	6.7%
TOTAL	**$50,000**	**100%**	**$250,000**	**100%**	**$550,000**	**100%**	**$1,235,000**	**100%**

6. Management & Ownership

The Company was founded and is managed by its sole member and manager, Richard "A. Paj" Turner. Turner is also the author of *The Emancipation of Limits*, the underlying intellectual property upon which the Company's initial Project is based.

Mr. Turner was born in Chicago, Illinois and attended Kennedy King College before serving in the United States military. He later earned a Bachelor's Degree in Business Management from Excelsior College while embarking on a 28-year military career spanning service in the United States Army and Navy. During his military career, Mr. Turner became the first African American promoted to the rank of Chief Warrant Officer 5 (CW5) in the United States Army Transportation Corps since the Corps' establishment in 1942.

Mr. Turner brings extensive leadership, operational management, budgeting, logistics coordination, and mission-execution experience to the Company. During his military service, he commanded a 125-person unit and was later selected to serve as Battalion Rear Detachment Commander overseeing approximately 465 personnel during a 90-day operational period. As a CW5 and Capability Manager, Mr. Turner oversaw capability development initiatives associated with Army vessel systems budgeted at more than $530 million. In an additional leadership role, he managed approximately $514 million in Army watercraft systems funding supporting both domestic and international operational readiness. These experiences involved management of large-scale personnel operations, complex logistical systems, and substantial budgetary oversight.

In his capacity as Manager of the Company, Mr. Turner is responsible for overall business strategy, creative direction of the Project, development and production oversight, engagement with collaborators and production personnel, and pursuit of financing, licensing, and distribution opportunities.

Turner's creative work is informed by his personal and professional experiences, with a thematic focus on entrepreneurship, economic empowerment, community dynamics, and systemic challenges. In connection with development of the Project, Mr. Turner has independently invested substantial personal time and capital into development of the underlying intellectual property and related proof-of-concept materials.

The Company represents Mr. Turner's initial formal entry into the commercial production and distribution of filmed entertainment at scale. While the Company has no prior operating history, Mr. Turner has substantial experience behind and in front of the camera, having independently developed and completed proof-of-concept pilot materials for *The Emancipation of Limits*, including coordination of production, cast and crew engagement, and post-production activities.

Ownership

The Company is a single-member limited liability company. As of the date of this Offering, the ownership of the Company is as follows:

Name	Ownership Interest
Richard Turner	100%

The Company has no other outstanding equity, options, warrants, or convertible securities.

Capital Structure

The Company has not issued any securities other than the Securities offered pursuant to this Offering. There is no outstanding debt as of the date of this Form C.

Key Person Risk

The Company is highly dependent on the continued involvement of Mr. Turner. The loss, unavailability, or reduced involvement of Mr. Turner could materially and adversely affect the Company's ability to develop, produce, and exploit the Project.

7. Capitalization and Financial Information

Capitalization

As of the date of this Offering, the Company is a single-member limited liability company wholly owned by its founder, Richard Turner. The Company has not issued any securities other than membership interests held by its sole member.

The following table sets forth the ownership of the Company's voting securities:

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Richard Turner	100% Membership Interests	100%

The Company has no outstanding options, warrants, convertible securities, or preferred equity.

The Securities offered in this Offering are Revenue Participation Units, which do not constitute equity ownership in the Company and do not dilute the ownership interest of the existing member.

8. Financial Information

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Indebtedness

As of the date of this Form C, the Company has **no outstanding indebtedness**.

The Company has not incurred any loans, lines of credit, or other borrowing arrangements.

Cash and Cash Equivalents

As of the most recent practicable date, the Company has minimal or no cash on hand, as it has not commenced revenue-generating operations.

Financial Condition

The Company is a development-stage entity and has not generated revenue to date. Accordingly, the Company's financial condition is characterized by a lack of operating history, absence of revenue, and a reliance on external financing to fund operations.

The proceeds from this Offering are expected to be the primary source of capital used to develop the Project, initiate production activities, and fund operating expenses.

Liquidity and Capital Resources

The Company currently has no meaningful sources of liquidity other than the proceeds of this Offering.

The Company expects that proceeds from the Offering will fund initial development and production activities; additional financing may be required to fully produce, complete, and distribute the Project. There can be no assurance that such additional financing will be available on acceptable terms or at all.

Use of Capital

The Company intends to use capital raised in this Offering in accordance with the "Use of Proceeds" section above. The Company retains discretion to adjust allocations based on operational needs.

Valuation

The Securities offered in this Offering are not priced based on a valuation of the Company. Instead, investors purchase Revenue Participation Units that entitle them to a contractual share of Project revenues.

Accordingly, the Offering does not reflect an enterprise valuation of the Company; therefore, investors should not interpret the price of the Securities as indicative of the Company's value.

Financial Statements

The Company's financial statements have been reviewed by an independent certified public accountant (CPA) in accordance with applicable Regulation Crowdfunding requirements and are attached as Exhibit A.

A review engagement provides a limited level of assurance and is substantially less in scope than an audit. Accordingly, the CPA did not express an audit opinion on the financial statements.

Trends and Uncertainties

The Company's ability to generate revenue is dependent on successful development and production of the Project, securing distribution arrangements, and audience acceptance.

Any delays or challenges in these areas may adversely affect the Company's financial condition and ability to make payments to investors.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST
From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any manager or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. As of the date of this Form C, the Issuer has not engaged in any related party transactions since inception. Additionally, the Issuer will disclose here any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, to which the Issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any manager or officer of the Issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting Equity Securities, calculated on the basis of voting power; (iii) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Conflicts of Interest

The Issuer is controlled by its sole member and manager, Richard Turner, who owns 100% of the Company. As a result, all material decisions relating to the development, production, financing, and distribution of the Project will be made solely by Mr. Turner. Mr. Turner may determine compensation for himself or affiliates in the future. Mr. Turner may enter into transactions on behalf of the Company with third parties, including potential collaborators, vendors, or service providers. These decisions may present conflicts of interest, as Mr. Turner's interests may not always align with those of investors.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR. \

Potential investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year. Once posted, the annual report may be found on the Issuer's website. The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law. Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Availability of Governing Documents

Copies of the Revenue Participation Agreement and the form of term sheet are filed as exhibits to this Form C and are available to prospective investors through the Intermediary's platform. The Issuer will provide copies of such documents to investors upon request prior to Closing.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request. Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well- informed investment decision. Except as disclosed herein and in the exhibits, the Issuer has not entered into any material distribution or sales agency agreements for the Project as of the date of this Form C. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

A PAJ TURNERVISION PRODUCTION LLC
 an Illinois Limited Liability Company

By: _____

Richard Turner, Manager / Chief Executive Officer

Date: _____

End of Form C – A PAJ TURNERVISION PRODUCTION LLC

EXHIBIT INDEX

The following exhibits are filed as part of this Offering Statement on Form C for A PAJ TURNERVISION PRODUCTION LLC:

Exhibit No.	Description
Exhibit A	Reviewed Financial Statements of A PAJ TURNERVISION PRODUCTION LLC, including the Independent Accountant's Review Report, Balance Sheet, Statement of Income and Member's Equity, Statement of Cash Flows, and Notes to Financial Statements.
Exhibit B	Revenue Participation Agreement and Term Sheet governing the Revenue Participation Units offered pursuant to this Offering.
Exhibit C	Exclusive Intellectual Property License Agreement between Richard "A. Paj" Turner, as Licensor, and A PAJ TURNERVISION PRODUCTION LLC, as Licensee, granting the Company exclusive rights to develop, produce, distribute, and commercially exploit *The Emancipation of Limits* and related derivative works.
Exhibit D	Testing the Waters Materials, including (i) TTW Landing Page, and (ii) Founder Communication / TTW Email distributed in connection with the Offering.

The foregoing exhibits are incorporated into and form a part of this Offering Statement.

EXHIBIT A

REVIEWED FINANCIAL STATEMENTS

A PAJ TURNERVISION PRODUCTION LLC

A PAJ TURNERVISION PRODUCTION LLC

Financial Statement

December 31, 2025

Martin F. Likewise, CPA

1165 Taft Ave

Endicott, NY 13760

<u>INDEPENDENT ACCOUNTANTS REVIEW REPORT</u>

February 25, 2026

To the Member of
A PAJ TURNERVISION PRODUCTION LLC

We have reviewed the accompanying financial statement of A PAJ TURNERVISION PRODUCTION LLC (a single-member Limited Liability Company) which comprise the balance sheet as of December 31, 2025, and the related statement of income and members' equity and cash flow for the year then ended, and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Reviews Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of A PAJ TURNERVISION PRODUCTION LLC and to meet out other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Martin F. Likewise
Endicott, New York

A PAJ TURNERVISION PRODUCTION LLC

Balance Sheet

	December 31,
	2025
Assets	
	$ -
Liabilities and Member's Equity	
	$ -

A PAJ TURNERVISION PRODUCTION LLC

Statement of Income and Member's Equity

	Year Ended December 31,
	2025
Revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expense	-
Net income (loss)	-
Members' equity, beginning of year	-
Members' equity, end of year	$ -

See accompanying notes and independent accountant's review report

4

A PAJ TURNERVISION PRODUCTION LLC

Statement of Cash Flow

	Year ended December 31,
	2025
Cash flows from operating activities: -	
Consolidated net income (loss)	$ -
Adjustments to reconcile net income (loss)	
to net cash provided by operating activities:	-
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Net increase (decrease) in cash and cash equivalents	-
Cash and cash equivalents, beginning of year	-
Cash and cash equivalents, end of year	$ -

A PAJ TURNERVISION PRODUCTION LLC

Notes to Financial Statement

Note 1 – Summary of significant accounting policies

A PAJ TURNERVISION PRODUCTION LLC (the "Company") is a single-member Limited Liability Company formed and registered to do business in the State of Illinois. The Company was formed on December 31, 2025. As of December 31, 2025, the Company had not commenced planned principal operations and had no revenues or expenses. Accordingly, the accompanying financial statements reflect no operating activity for the period presented.

Nature of operations - The Company is engaged in the development, production, and distribution of motion pictures and related audiovisual content. The Company generates revenue through production service agreements, licensing arrangements, distribution contracts, and other exploitation of intellectual property rights. The Company operates in an industry subject to significant business risk due to the inherent uncertainty of audience acceptance and the availability of financing for film projects.

The Company will pursue financing and development activities related to future film production.

Basis of presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported revenues and expenses during the reporting period. Significant estimates include projected revenues used in amortizing capitalized film costs and the evaluation of impairment. Actual results could differ materially from those estimates.

Revenue recognition - The Company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to receive. Depending on the nature of the contract, revenue may be recognized over time as production services are performed, at a point in time upon delivery and acceptance of completed film content, or over the license period for distribution or intellectual property arrangements.

Deferred revenue represents amounts billed or received in advance of performance obligations being satisfied.

Film production costs - Costs incurred in connection with the development and production of films are capitalized in accordance with ASC 926, Entertainment — Films. Capitalized costs include direct production costs, development costs, post-production costs, and production overhead directly attributable to specific projects.

Capitalized film costs are amortized using the individual-film-forecast method, which amortizes costs in proportion to the ratio of current period revenues to estimated remaining total revenues for each film.

Management evaluates capitalized film costs for impairment whenever events or changes in circumstances indicate that the fair value of a film may be less than its unamortized cost. If estimated future revenues are insufficient to recover the carrying amount, the asset is written down to fair value.

Development costs for projects that are abandoned are expensed when the decision to abandon is made.

Cash and cash equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentrations of credit risk - The Company may have significant revenue concentration with individual distributors or streaming platforms. The loss of a major customer or distribution partner could materially impact operations.

The Company maintains cash balances at financial institutions that may exceed federally insured limits.

Going concern – The accompanying financial statement has been prepared assuming the Company will continue as a going concern. Management's evaluation of going concern considerations is performed in accordance with ASC 205-40, Presentation of Financial Statements – Going Concern.

Income taxes – The Company has elected to be taxed as a Partnership. Therefore, the liability for generally all Federal and State income taxes is assumed individually by the member, whether or not the income giving rise to such taxes has been distributed. Accordingly, there is no provision for income taxes in this financial statement. The Company ordinarily makes distributions to the members to cover their personal income tax liabilities on the Company's taxable income.

As discuss above, the Company has elected to be taxed as a Partnership, which qualifies as a pass-through entity. The Company has reviewed its operations for uncertain tax positions and believes there are no significant exposures. The Company will include interest on income tax liabilities in interest expense and penalties in operations if such amounts arise. The Company did not incur any interest or penalties for the year ended December 31, 2025. The Company's income tax returns are subject to examination by various tax authorities for years after 2022.

Subsequent events – Management has evaluated subsequent events through February 25, 2025, the date that the financial statement was available for issue.

EXHIBIT B

REVENUE PARTICIPATION AGREEMENT AND TERM SHEET

THE EMANCIPATION OF LIMITS

REVENUE PARTICIPATION AGREEMENT

A PAJ TURNERVISION PRODUCTION LLC

This Revenue Participation Agreement (this "Agreement") is entered into by and between A PAJ TURNERVISION PRODUCTION LLC, an Illinois limited liability company (the "Company"), and the investor executing a subscription through the offering conducted pursuant to Regulation Crowdfunding (the "Investor").

This Agreement governs the terms of the Revenue Participation Units ("RPUs") issued by the Company.

1. **DEFINITIONS.**

   1.1. "**Project**" shall mean the filmed entertainment project currently titled The Emancipation of Limits, whether produced as an episodic series, feature-length motion picture, or related derivative format, including all episodes, seasons, adaptations, spin-offs, derivative works, and related intellectual property.

   1.2. "**Gross Revenues**" shall mean all cash amounts actually received by the Company from the exploitation of the Project, including licensing fees, streaming revenues, distribution proceeds, advances, and ancillary rights. Gross Revenues exclude chargebacks and any amounts required to be returned to distributors or platforms.

   1.3. "**Permitted Deductions**" shall mean actual, third-party, out-of-pocket costs directly attributable to the marketing, distribution, and exploitation of the Project, including platform fees, sales agent commissions, marketing and promotional expenses, and distribution costs. Permitted Deductions do not include internal overhead, affiliate charges, discretionary administrative costs, or markups. There is no fixed cap on Permitted Deductions.

   1.4. "**Net Revenues**" shall mean Gross Revenues minus Permitted Deductions.

   1.5. "**Production Costs**" shall mean all actual costs incurred in the development, production, and completion of the Project.

   1.6. "**Participation Percentage**" shall mean Investor's pro rata share calculated as follows: Investment Amount ÷ Total Accepted Offering Amount.

   1.7. "**Total Accepted Offering Amount**" means the aggregate dollar amount of all accepted investment commitments in the Offering.

2. THE OFFERING

2.1. **Securities.** The Company seeks to raise up to $1,235,000 by selling Revenue Participation Units related to the Project (collectively, the "Revenue Participation Units" or the "Securities") in a Regulation Crowdfunding offering (the "Offering") for a purchase price of $200.00 per Revenue Participation Unit. The Offering is being conducted pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Act"), and Regulation Crowdfunding under the JOBS Act of 2012, subject to the Company's Form C, as amended (the "Form C"). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Form C. The Investor understands that the Offering is being made without registration of the Securities under the Act.

2.1.1. **Minimum Investment.** The minimum investment amount in the Offering is $200, which corresponds to the purchase of one (1) Revenue Participation Unit, unless otherwise permitted by the Intermediary in accordance with the Form C.

2.1.2. **Intermediary Compensation.** Intermediary compensation, including any cash fee at closing and securities compensation payable to CineBlock Films, LLC, is as disclosed in the Form C. For the avoidance of doubt, the Intermediary does not receive any ongoing percentage of Gross Revenues, Net Revenues, or other Project revenues.

2.2. **Use of Proceeds.** All proceeds of the Offering will be used for the development, production, post-production, marketing, and distribution of the Project. The manner and timing of such development, production, post-production, marketing, and distribution shall be determined solely by the Company. Following allocation of proceeds to the Project, the Company may use commercially reasonable efforts to secure additional financing and distribution arrangements to maximize the Project's exploitation. The Company may use a portion of the Offering proceeds to reimburse or repay certain advances and expenses previously paid on behalf of the Company or the Project, if any, to the extent disclosed in the Form C and reflected in the Company's books and records.

2.3. **Accounting and Transparency.** The Company shall maintain books and records reasonably sufficient to verify the calculation of Gross Revenues, Permitted Deductions, and Net Revenues. Investors holding at least 10% of outstanding Participation Percentages may, at their own expense and upon reasonable notice, audit such records reasonably related to the calculation of Gross Revenues, Permitted Deductions, Net Revenues, and distributions under this Agreement. To exercise such audit rights, the requesting Investors must provide the Company with no less than fifteen (15) days' prior written notice, specifying the scope of the requested review. Any such inspection shall be conducted during normal business hours at the Company's principal place of business, or at such other reasonable location as the Company may designate. The Company may require that any such inspection be conducted subject to reasonable confidentiality obligations and in a manner that does not unreasonably interfere with the Company's operations.

3. PURCHASE AND SALE OF SECURITIES; CLOSING.

3.1. **Purchase and Sale.** The Company agrees to issue, sell and deliver to Investor, and Investor agrees to purchase from the Company, the number of Revenue Participation

Units set forth in the Investor Signature Page in exchange for the Participation Purchase Price.

3.2. Acceptance of Investment Commitments. Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment hereunder. Investment commitments will be deemed accepted only upon written confirmation by the Company. If the Company rejects all or a portion of any investment commitment hereunder, the applicable prospective Investor's funds will be returned without interest or deduction subject only to third-party fees including but not limited to escrow fees.

4. WATERFALL DISTRIBUTION. All Net Revenues shall be applied and distributed in the following order of priority:

4.1. one hundred percent (100%) of Net Revenues shall first be applied to the recovery of Production Costs, marketing and distribution expenses, and third-party obligations incurred in connection with the development, production, exploitation, marketing, and distribution of the Project.

4.2. after full recovery of Production Costs, one hundred percent (100%) of Net Revenues shall be distributed to Investors, *pro rata* in accordance with their respective Participation Percentages, until each Investor has received an amount equal to one hundred percent (100%) of such Investor's original investment plus an additional twenty-five percent (25%) premium (the "Recoupment Amount").

4.3. Investors shall be entitled to participate in ongoing Net Revenues derived from the Project, with Investors collectively receiving: (i) ten percent (10%) of Net Revenues from Seasons 1 through 3; (ii) seven and one-half percent (7.5%) from Season 4; (iii) five percent (5%) from Season 5; and (iv) two and one-half percent (2.5%) from Season 6, in each case allocated among Investors *pro rata* in accordance with their respective Participation Percentages.

4.4. In addition, Investors shall collectively receive two percent (2%) of Net Revenues derived from any spin-off or derivative productions based on the Project's underlying intellectual property, allocated pro rata among Investors in accordance with their respective Participation Percentages.

4.5. Pari Passu Treatment. All Investors shall share returns *pari passu*, on equal terms, without preference or priority.

5. PAYMENTS. Distributions, if any, shall be made on a quarterly basis within ninety (90) days following the end of each calendar quarter, and shall be based solely on revenues actually received by the Company during such period. Each distribution shall be accompanied by a statement setting forth, in reasonable detail, the Gross Revenues received, any Permitted

Deductions applied, the resulting Net Revenues, and the calculation of the distribution payable to Investors.

6. **REPRESENTATIONS, WARRANTIES AND COVENANTS**.

6.1. **By Company.** As of the Closing, the Company hereby represents, warrants and covenants to Investor that:

6.1.1. Company is duly formed and validly existing under the laws of the state of Illinois, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by Company of its business as it is currently being conducted.

6.1.2. The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Agreement, will be validly issued, and will conform in all material respects to the description thereof set forth in the Form C.

6.1.3. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary action on the part of the Company. Upon full execution hereof, this Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (c) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

6.1.4. Assuming the accuracy of Investor's representations and warranties set forth below, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement except (a) for such filings as may be required under Regulation Crowdfunding promulgated under the Act, or under any applicable State Securities Laws, (b) for such other filings and approvals as have been made or obtained, or (c) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6.1.5. The Company makes no representation, warranty, guarantee or assurance of any kind or nature whatsoever, express or implied, with regard to the Revenue Participation Units or the Company's business (including any representation, warranty, guarantee or assurance of future earnings, likelihood of success or future prospects).

6.2. **By Investor**. As a material inducement for the Company to enter into this Agreement, Investor hereby represents, warrants and covenants to the Company that:

6.2.1. Investor has the capacity to purchase the Securities, enter into this Agreement and to perform all the obligations required to be performed by Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor.

6.2.2. Investor is a resident of the state set forth on the Investor Signature Page and is not acquiring the Revenue Participation Units as a nominee or agent or otherwise for any other person.

6.2.3. Investor, if a natural person, is at least eighteen (18) years of age.

6.2.4. Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases or sells the Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which Investor makes such purchases or sales, and the Company shall have no responsibility therefor.

6.2.5. Including the amount set forth on the Investor Signature Page, in the past twelve (12) month period, Investor has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

6.2.6. Investor has received a copy of the Form C, has not been furnished any offering literature other than the Form C and has relied only on the information contained therein to make the decision to purchase the Securities.

6.2.7. Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Agreement. Investor represents that it is able to bear any and all loss associated with an investment in the Securities. Investor acknowledges that the price of the Securities was set by the Company arbitrarily and no warranties are made as to value.

6.2.8. Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Intermediary, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Intermediary or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Intermediary nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. Investor acknowledges that neither the Company, the Intermediary nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining Investor's authority or suitability to invest in the Securities.

6.2.9. Investor is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

6.2.10. Investor understands that each of Investor's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Investor.

6.2.11. Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall cause the Escrow Agent to return the previously paid Participation Purchase Price, without interest thereon, to Investor.

6.2.12. Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

6.2.13. Investor confirms that the Company has not (a) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (b) made any representation to Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Investor is not relying on the advice or recommendations of the Company and Investor has made its own independent decision that the investment in the Securities is suitable and appropriate for Investment.

6.2.14. Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Agreement. Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Securities.

6.2.15. Investor is acquiring the Securities solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Investor further represents that it does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities. Investor understands that the Securities have not been registered under the Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Investor and of the other representations made by Investor in this Agreement. Investor understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

6.2.16. Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Act and the rules of the U.S. Securities and Exchange Commission provide in substance that Investor may dispose of the Securities only pursuant to an effective registration statement under the Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, Investor understands that it must bear the economic risks of the investment in the Securities for an indefinite period of time.

6.2.17. Investor agrees that it will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

6.2.18. Investor understands that the Investor has no right to withdraw or receive a refund of the Participation Purchase Price, in whole or in part. Investor further understands it is not a holder of any limited liability company membership interest in the Company, and is not otherwise entitled, as a holder of the Securities, to vote or receive distributions or be deemed the holder of any limited liability company membership interest in the Company except as expressly set forth in this Agreement.

6.2.19. Investor understands that distributions are subordinate to production costs, and marketing expenses.

6.2.20. Investor acknowledges that Company may require the use of a Custodian and directs the Company to issue the Securities in the name of such Custodian, and Investor acknowledges and agrees that the Custodian will hold the Securities in registered form for the benefit of Investor, which shall be in uncertificated form. The Investor agrees that the Custodian is an intended third-party beneficiary to the representations made by Investor and the Company hereunder, including, without limitation, any representations, warranties, and covenants made by the Company and the Investor.

6.2.21. Investor will maintain an account in good standing with the Custodian pursuant to a valid and binding Custody Account Agreement. To the extent any provision of such Custody Account Agreement conflicts with this Agreement, this Agreement shall control as between the Company and the Investor, and the Investor acknowledges that the Custody Account Agreement governs the relationship between the Investor and the Custodian.

6.2.22. Investor agrees any action contemplated by this instrument and requested by the Company must be completed by Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to Investor or the Custodian as Investor's agent.

6.2.23. Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any applicable state securities laws, by reason of a specific exemption from the registration provisions of the Securities Act and other applicable state securities laws which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Investor's representations as expressed herein. Investor acknowledges that the Company has no obligation to register or qualify the Securities for resale, and exemptions from registration and qualification may not be available or may not permit Investor to transfer all or any of the Securities in the amounts or at the times proposed by Investor. Investor further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of Investor's control, and which the Company is under no obligation and may not be able to satisfy. Investor is not registered with the U.S. Securities and Exchange Commission as a broker-dealer, alternative trading system or exchange, and is not a member of the U.S. Financial Industry Regulatory Authority ("FINRA") nor is required to be registered with the U.S. Securities and Exchange Commission or is subject to the rules of FINRA. Investor has also been advised that this Agreement has not been approved for trading by the CFTC. Investor represents that it is not purchasing this Agreement on the basis that it is a contract of sale of a commodity for future delivery (or option on such a contract), a swap or any other instrument subject to the CEA. Investor further understands that neither the Company nor an Affiliate is licensed as a money transmitter ("MT") or a money services business ("MSB"). If the Company or an Affiliate was deemed to be an MT and/or MSB, it would be subject to significant additional regulation. This could lead to significant changes with respect to the Company, how the Securities are structured, how they are purchased and sold, and other issues, and would greatly increase the Company's costs in creating and facilitating transactions in the Securities. Any of these outcomes would negatively affect the value of the Securities.

7. Transfer Restrictions

7.1. **Lock-Up.** Investor acknowledges that the Revenue Participation Units are securities issued under Regulation CF and are subject to a one (1) year transfer restriction under federal law, except as permitted by statute (e.g., transfers to family, accredited investors, or back to the Company).

8. **Redemption**. The Company may, at its option and at any time, redeem all, but not less than all, of the outstanding Revenue Participation Units by paying to Investors an amount equal to the unpaid portion of their Recoupment Amount, if any; provided, however, that if the Recoupment Amount has already been satisfied, the Company may redeem such Units by paying an amount equal to the distributions received by such Investors during the trailing twelve (12) month period preceding the redemption. The Company shall determine the effective date of any such redemption and shall provide Investors with reasonable prior notice thereof.

9. **TERM.** The Company's obligation to make payments to Investors under this Agreement shall continue for so long as the Company receives Gross Revenues from exploitation of the Project, subject to the Waterfall above and the other terms of this Agreement. Notwithstanding the foregoing, the Company's obligations shall terminate upon the earlier of (a) dissolution/liquidation of the Company in accordance with applicable law after the Project is no longer commercially exploited, or (b) repurchase by the Company (or an affiliate or successor) of all outstanding Securities on terms disclosed in the Form C, if any.

10. **LIMITATION OF LIABILITY.**

The Company shall not be liable to any Investor for any business decisions made in good faith or for the failure of the Project to generate revenue. The rights of Investors are solely as set forth in this Agreement, and no Investor shall have any rights to participate in the management or control of the Company. To the fullest extent permitted by applicable law, the Company disclaims any duties to Investors other than those expressly set forth herein; provided, however, that nothing in this Agreement shall be deemed to waive or limit any liability arising under applicable federal or state securities laws, including liability for fraud or material misstatements or omissions.

11. **MISCELLANEOUS**

    11.1. Entire Agreement, together with all other documents and instruments incorporated by reference, including, for the avoidance of doubt, the Form C, and all exhibits, schedules thereto, constitutes the only and entire agreement between the parties with respect to the subject matter hereof, and supersedes and cancels any prior agreements, representations, warranties, or communications, whether oral or written, between the parties relating to the transactions contemplated by this Agreement or the subject matter herein. There are no promises, representations or other agreements or understandings between the parties with respect to the subject matter hereof other than those set forth herein. The obligations set forth in this Agreement are unconditional. In the event of any conflict between this Agreement and any summary, marketing materials, or Form C disclosures, this Agreement shall govern, except that nothing shall limit the Company's disclosure obligations under Regulation Crowdfunding.

    11.2. **Form C; Term Sheet.** The Investor acknowledges receipt of the Form C and that any term sheet provided in connection with the Offering is a non-binding summary. In the event of any conflict between the Form C (or any summary) and this Agreement as to the contractual rights and obligations between the Company and the Investor, this Agreement shall control.

    11.3. **Voluntary.** Each party warrants, represents and agrees that, in executing this Agreement, such Party: (a) does so with knowledge of any and all rights that such party may have with respect to the provisions of this Agreement, (b) has carefully read and considered this Agreement and fully understands its contents and the significance of its contents, (c) is entering into this Agreement of such party's own informed and free will, based upon such party's own judgment and without any coercion or fear of retaliation, and (d) has obtained, or has had the opportunity to obtain, independent legal advice with respect to this Agreement.

11.4. **Governing Law.** This Agreement shall be governed by the laws of the State of Illinois without regard to conflict of law provisions.

11.5. **Dispute Resolution.** Mandatory Binding Arbitration. Any claim, controversy or other dispute regarding this Agreement, including any breach or interpretation of this Agreement (each a "Dispute"), shall be settled and resolved by binding arbitration in Cook County, Illinois, before Judicial Arbitration and Mediation Services ("JAMS"). The arbitration shall be conducted in accordance with JAMS' Streamlined Rules and Procedures, except as expressly modified by this Section. In reaching a decision on any Dispute, the arbitrator shall be bound by the provisions of this Agreement and by Illinois law. The arbitrator's decision on the Dispute shall be a final and binding determination and shall be fully enforceable as an arbitration award in any court having jurisdiction and venue over the parties. Each party submits to the exclusive jurisdiction of the courts located in Cook County, Illinois, for purposes of compelling arbitration or giving legal confirmation of any arbitration award. Each party also agrees to accept service of process for all arbitration proceedings in accordance with JAMS' rules. Nothing in this Section shall prevent any party from (a) seeking and obtaining injunctive or other equitable relief through an action in court, (b) joining any party as a defendant in any action brought by or against a third party, (c) bringing an action in court to effect any attachment or garnishment, or (d) bringing an action in court to compel arbitration as required by this Section. Because each party is giving up the right to litigate any Dispute, each party herein further confirms that it has read and understands the provisions in this Section, and that it has further benefited from the advice of counsel. BY EXECUTING THIS AGREEMENT, INVESTOR IS VOLUNTARILY GIVING UP IMPORTANT CONSTITUTIONAL RIGHTS TO TRIAL BY JUDGE OR JURY, AS WELL AS RIGHTS TO APPEAL. INVESTOR UNDERSTANDS THAT IT HAS THE RIGHT TO HAVE AN INDEPENDENT ATTORNEY OF ITS CHOICE REVIEW THIS SUBSECTION, AS WELL AS THIS ENTIRE AGREEMENT, PRIOR TO SIGNING THIS AGREEMENT.

11.6. **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic transmission during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on the signature page, or to such address, facsimile number or email address as subsequently modified by written notice given in accordance with this subsection.

11.7. **Binding Effect; Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. If Investor is a trust or entity, each representation, warranty, covenant, and/or agreement herein shall be binding upon the trustees, grantors/settlors, beneficiaries, officers, directors, shareholders, managers, members, and other authorized parties of Investor, as applicable. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

11.8.   **Assignability**. The Company may assign this Agreement, in whole or in part, in connection with any financing, distribution arrangement, or transfer of the Project or related assets, upon notice to Investors. Investor consent shall not be required except as may be required by applicable law.

11.9.   **Record Holder**. To the extent Company requires the use of a Custodian, such Custodian through this Agreement and related to the Omnibus Nominee Agreement entered into between Investor and the Custodian, shall be considered the legal record holder of the Securities.

11.10.   **Investment Commitment.** The Investor's execution of this Agreement, together with the completion of the subscription process through the Intermediary, constitutes a binding commitment to purchase the Securities, subject to acceptance by the Company in accordance with the Form C.

11.11.   **Construction**. Whenever used in this Agreement, the terms "including," "include," "includes" and the like are not intended as terms of limitation, and, hence, shall be deemed to be followed by "without limitation." Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the neuter gender shall include the masculine and feminine genders and vice versa.

11.12.   **Counterparts**. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

11.13.   **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

11.14.   **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

11.15.   **Further Assurances**. The parties to this Agreement shall execute and deliver any further instruments or documents and perform any additional acts that are or may become necessary to effectuate and carry out the purchase of the Securities as contemplated by this Agreement.

11.16.   **Amendments and Waivers**. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company.

11.17.   **Delays or Omissions.** No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

11.18. **Privacy Notice**. The Company collects nonpublic, personal data about each Investor from (a) information it receives in this Agreement and other documents and instruments provided by such Investor to the Company, (b) information disclosed to the Company through conversations or correspondence by or with such Investor, and (c) any additional information the Company may request from such Investor. All information regarding the personal identity and other financial information of each Investor (such Investor's "personal information") will be kept strictly confidential. The Company maintains commercially reasonable physical, electronic and operational safeguards to protect this information. In the normal course of business, it is sometimes necessary for the Company to provide personal information about Investors to the Company, attorneys, accountants and auditors in furtherance of the Company's business, and entities that provide a service on behalf of the Company, such as banks or title companies. The Company will only disclose personal information to these third parties if those parties agree to protect the personal information and use the personal information only for the purposes of providing services to the Company. Other than for the purposes discussed above, the Company does not disclose any nonpublic, personal information of its Investors unless the Company is directed by Investor to provide it or the Company is legally required to provide it to a governmental agency.

IN WITNESS WHEREOF, the parties have executed this Revenue Participation Agreement as of the date first written above.

A PAJ TURNERVISION PRODUCTION LLC

_____
Richard Turner, Manager

[INVESTOR SIGNATURE PAGE FOLLOWS]

REVENUE PARTICIPATION AGREEMENT INVESTOR SIGNATURE PAGE

Individual Investor:

_____
Signature

Entity Investor:

Name of Entity:_____

Type of Entity and State of
Formation:_____

_____
Signature of Authorized Representative

Print Name of Authorized Representative:
_____

Capacity of Authorized Representative :
_____

Informational Fields

Full Legal Name: _____

Full Legal Name of Spouse/Partner,
if subscribing as community property, tenancy in
common or joint tenancy: _____

Mailing Address: _____

Telephone Number: _____

Email Address: _____

Form of Entity and State of Formation, if
subscribing as an entity: _____

Participation Purchase Price: _____

Revenue Participation Units to be Purchased: _____

TERM SHEET – SUMMARY OF KEY TERMS

Issuer: A PAJ TURNERVISION PRODUCTION LLC
Platform: CineBlock Films, LLC
Project: *The Emancipation of Limits* (episodic series and/or feature-length adaptation)
Minimum Raise: $50,000 | **Maximum Raise:** $1,235,000
Closing: As set forth in the Form C (including any earlier or intermediate closings permitted thereunder).

Minimum Investment: $200 (1 Unit)

Securities

Type: Revenue Participation Units ("RPUs")

RPUs do not represent equity ownership and confer no voting, management, or control rights. Investors are entitled solely to the contractual revenue participation rights set forth in the Revenue Participation Agreement.

Investor Returns

All distributions are based on Net Revenues, defined as Gross Revenues actually received by the Issuer, less Permitted Deductions (as defined in the Revenue Participation Agreement). There is no fixed cap on such deductions.

- **Tier 1 (Cost Recovery):** 100% of Net Revenues applied to recovery of Production Costs, marketing and distribution expenses, and third-party obligations associated with the Project.

- **Tier 2 (Investor Recovery):** After Tier 1, 100% of Net Revenues to Investors *pro rata* until Investors receive 100% of invested capital plus a 25% premium.

- **Tier 3 (Long-Term Participation):** Thereafter, Investors collectively receive:

    - 10% of Net Revenues from Seasons 1–3
    - 7.5% from Season 4
    - 5% from Season 5
    - 2.5% from Season 6

Spin-Off Participation

Investors collectively receive 2% of Net Revenues from spin-off or derivative productions of the Project.

Distributions

- **Frequency:** Quarterly, within 90 days after each quarter-end.
- **Reports:** Accompanied by statement of Gross Revenues and related calculation of amounts payable.

Restrictions

- **Transfer:** One-year statutory Reg CF lock-up (limited exceptions).

- **Pari Passu:** Equal treatment among all Investors, in accordance with Participation Percentage.

- **Management Control:** All decisions regarding the development, production, financing, and distribution of the Project shall be made solely by the Issuer.

This Term Sheet is a summary only. Full terms and conditions are set forth in the Revenue Participation Agreement. Nothing in this Term Sheet shall be deemed to modify or limit any rights or liabilities arising under applicable federal or state securities laws.

EXHIBIT C

EXCLUSIVE INTELLECTUAL PROPERTY LICENSE

AGREEMENT

EXCLUSIVE INTELLECTUAL PROPERTY LICENSE AGREEMENT

This Exclusive Intellectual Property License Agreement (this "Agreement") is entered into as of December 31, 2025 (the "Effective Date"), by and between Richard "A. Paj" Turner ("Licensor") and A PAJ TURNERVISION PRODUCTION LLC, an Illinois limited liability company (the "Company" or "Licensee").

RECITALS

WHEREAS, Licensor is the creator and owner of certain original literary, audiovisual, and related intellectual property associated with the literary work currently titled *The Emancipation of Limits* (the "Property");

WHEREAS, Licensee intends to develop, finance, produce, market, distribute, exploit, and otherwise commercialize audiovisual productions and related derivative works based upon the Property, and requires clear rights to commercially exploit the Property in connection therewith;

WHEREAS, Licensor desires to grant Licensee the exclusive rights set forth herein in connection with the development and exploitation of the Property.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

1. DEFINITIONS.

For purposes of this Agreement, the term "Property" shall mean the literary work currently titled *The Emancipation of Limits*, together with all manuscripts, storylines, plots, themes, characters, dialogue, treatments, scripts, drafts, pilot materials, audiovisual proof-of-concept materials, trailers, artwork, concepts, logos, titles, trademarks (if any), fictional universes, derivative elements, and all related intellectual property and materials created in connection therewith.

The term "Productions" shall mean any audiovisual productions based on or derived from the Property, including feature films, episodic series, television productions, streaming productions, documentaries, animated productions, short-form productions, spin-offs, sequels, prequels, remakes, adaptations, companion productions, podcasts, interactive media, digital content, and all other derivative productions.

2. GRANT OF RIGHTS.

Licensor hereby irrevocably grants to Licensee the exclusive, worldwide, transferable, sublicensable right and license throughout the universe in perpetuity to develop, finance, produce, reproduce, adapt, modify, edit, distribute, exhibit, display, transmit, broadcast, stream, market, advertise, license, monetize, exploit, and otherwise commercially use the Property and all Productions in any and all media and formats now known or hereafter devised.

The rights granted herein expressly include the exclusive right to create and exploit sequels, prequels, spin-offs, remakes, adaptations, derivative works, merchandising, soundtrack rights, publishing rights, interactive rights, gaming rights, NFT and digital collectible rights, ancillary rights, and all other derivative exploitation rights related to the Property or Productions.

Licensee shall further have the unrestricted right to enter into distribution agreements, financing arrangements, sublicenses, production arrangements, and other commercial agreements necessary or desirable for the exploitation of the Property and Productions.

3. OWNERSHIP.

Subject to the exclusive rights granted herein, Licensor shall retain underlying ownership of the Property. Notwithstanding the foregoing, all Productions, audiovisual materials, recordings, edits, promotional materials, derivative works, and other materials created or commissioned by Licensee in connection with exploitation of the Property shall be owned exclusively by Licensee as works made for hire to the fullest extent permitted by law. To the extent any such materials do not qualify as works made for hire, Licensor hereby irrevocably assigns to Licensee any and all right, title, and interest therein.

4. REPRESENTATIONS AND WARRANTIES.

Licensor represents and warrants that Licensor is the sole creator and owner of the Property and possesses the full right and authority to enter into this Agreement and grant the rights set forth herein. Licensor further represents and warrants that the Property does not knowingly infringe the rights of any third party and that no prior grants, assignments, licenses, encumbrances, or conflicting agreements exist that would interfere with the rights granted to Licensee under this Agreement. Licensor further represents that no litigation, claim, or proceeding is pending or threatened relating to ownership or exploitation of the Property.

5. COMPANY RIGHTS AND CONTROL.

Licensee shall possess sole and exclusive discretion regarding all business and creative decisions relating to the development, financing, production, editing, marketing, distribution, licensing, commercialization, release strategy, and exploitation of the Productions. Except as expressly agreed in writing by the parties, Licensor shall have no approval or consent rights with respect to such matters.

6. CREDIT.

Provided Licensor is not in material breach of this Agreement, Licensee shall accord Licensor substantially customary credit in connection with Productions derived from the Property, substantially in the form: "Based on the work created by A. Paj Turner," subject to customary industry practices, distributor requirements, and force majeure.

7. COMPENSATION.

In consideration for the rights granted herein, Licensor acknowledges and agrees that Licensor is the sole member and manager of Licensee and may indirectly benefit from commercialization of the Productions through Licensee. Except as otherwise agreed by the parties in writing, no additional compensation shall be payable in connection with the rights granted under this Agreement.

8. TERM.

The rights granted herein shall commence on the Effective Date and continue throughout the universe in perpetuity.

9. FURTHER ASSURANCES.

Licensor agrees to execute such additional documents and instruments and take such additional actions as may reasonably be necessary to effectuate the purposes of this Agreement, including documents necessary to confirm chain of title, secure financing, support securities offerings, support distribution arrangements, support copyright registrations, or otherwise facilitate commercial exploitation of the Property or Productions.

10. INJUNCTIVE RELIEF.

Licensor acknowledges that any breach of this Agreement may cause irreparable harm to Licensee for which monetary damages alone may be inadequate. Accordingly, Licensee shall be entitled to seek injunctive or equitable relief in addition to any other remedies available at law or in equity.

11. GOVERNING LAW.

This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without regard to conflict of law principles.

12. ENTIRE AGREEMENT.

This Agreement constitutes the entire agreement between the parties concerning the subject matter hereof and supersedes all prior negotiations, understandings, and agreements relating thereto.

13. ASSIGNMENT.

Licensee may freely assign this Agreement and the rights granted herein in connection with financing arrangements, production arrangements, distribution agreements, mergers, acquisitions, or transfers of Productions or related assets. Licensor may not assign this Agreement without Licensee's prior written consent.

14. COUNTERPARTS / ELECTRONIC SIGNATURES

This Agreement may be executed in counterparts and by electronic signature, each of which shall be deemed an original and together shall constitute one instrument.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

LICENSOR:

_____

Richard "A Paj" Turner

LICENSEE:

A PAJ TURNERVISION PRODUCTION LLC

By: _____

Richard Turner, Manager

EXHIBIT D

TESTING THE WATERS MATERIALS

THE EMANCIPATION OF LIMITS

From: "A. PAJ Turner" <apajturner@gmail.com>
Date: May 15, 2026 at 5:07:33 PM PDT
To: "A. PAJ Turner" <apajturner@gmail.com>
Cc: Richard Turner <richturner34@gmail.com>
Subject: Rich Turner aka A.Paj Turner…The Emancipation of Limits

HAPPY FRIDAY!!! I wanted to send this message personally because this journey means something deeper to me than simply making a television series or a film.

You have known me through different chapters of my life. No matter how we connected, I want you to know I never take that support lightly.

For years, I've watched creators, especially Black creators, build powerful stories and intellectual property only to eventually lose ownership of it to networks, studios, or systems built on debt and dependency. Too often, creators are forced to trade ownership for opportunity. The networks fund the project, take the rights, collect the long-term wealth, and the original creators are left with temporary checks while others own what they built forever.

I never wanted that future for The Emancipation of Limits.

This project was never just entertainment for me. It was always about ownership. About showing that we can build something ourselves, finance ourselves, and keep control of the intellectual property and the opportunities that come with it.

The guy that wrote Squid Games (Netflix) received a check for $1M and the project went on to make over $500M. How does that work!? This doesn't in my mind.

That's why this crowdfunding journey matters so much.

I financed the pilot presentation largely with my own resources because I believed in the vision that deeply. Since then, the trailer has reached over 8 million views worldwide, the book has reached thousands of readers, and the project continues to gain momentum. But the biggest blessing throughout this process has been the people around me — people like YOU.

This email is not just about asking for support. It's about inviting people who know my heart, my work ethic, my discipline, and my consistency to witness what we're building together from the ground floor.

Over the past few weeks, I've shared behind-the-scenes footage, updates, interviews, trailers, campaign information, and I will share opportunities for you to be part of this journey in a meaningful way. Whether you decide to follow the journey, share the project, join the waiting list when the campaign launches or simply continue encouraging me, please know that it matters more than you realize. I'll share more information on how you can participate in supporting the project.

As someone who spent nearly three decades serving this country, leading soldiers, managing multi-million-dollar programs, and overcoming barriers that many people said could never be broken, I approach this vision with the same commitment and discipline I carried throughout my military career.

This isn't a dream I'm casually chasing.

This is purpose.

And I truly believe we are building something historic.

Thank you for believing in me.

Thank you for supporting the book.
Thank you for supporting the vision.
And thank you for taking this journey with me.

If you haven't received an email from me before this one, check your SPAM/JUNK for MAILCHIMP.

With gratitude and respect,

A. P■j Turner
Writer • Producer • Veteran
"The Emancipation of Limits"



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